UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enterprise Bancorp Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share (the “Shares”)
(Title of Class of Securities)

293668109
(CUSIP Number)

Beth A. Whitaker Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, TX 75202 (214) 979-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293668109

1.		Names of Reporting Persons Kenneth S. Ansin
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,074,941
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,074,941
	10.	Shared Dispositive Power
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,941
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 8.8%[1]
14.		Type of Reporting Person (See Instructions) IN

1 The percentages in this Schedule 13D/A are based upon 12,276,770 Shares outstanding as of February 9, 2024.

CUSIP No. 293668109

1.		Names of Reporting Persons Ronald M. Ansin Trust - 2014
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 720,802
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 720,802
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 720,802
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 5.9%
14.		Type of Reporting Person (See Instructions) OO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Enterprise Bancorp, Inc., a Massachusetts corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on December 8, 2023 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. The principal executive offices of the Issuer are located at 222 Merrimack Street, Lowell, MA 01852. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 27, 2024, Mr. Ansin sold 120,000 shares of Common Stock held by the Trust in accordance with the Form 144 that was filed by Mr. Ansin on the same day. The shares of Common Stock were sold through a trade order executed by a broker-dealer at a price of $25.25 per share of Common Stock. As a result of these sales, the Trust now owns 720,802 shares of Common Stock.

The Trust sold the shares of Common Stock to pay for certain taxes associated with estate of Mr. Ansin’s father. In the future, Mr. Ansin may determine to sell additional shares of Common Stock for tax, estate or other economic planning purposes. Otherwise, Mr. Ansin has no plans to engage in any of the kinds of transactions enumerated in Item 4(a)-(j).

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:
(a) See tabular data above.
(b) See tabular data above.
(c) See response to Item 3 above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

Kenneth S. Ansin

By:	/s/ Kenneth S. Ansin
Name:	Kenneth S. Ansin

Ronald M. Ansin Trust - 2014

By:	/s/ Kenneth S. Ansin
Name:	Kenneth S. Ansin
Title:	Trustee